

May 9, 2014

Via E-mail
Mr. Colin W. Roberts
General Counsel
Parsley Energy, Inc.
500 W. Texas Ave.
Tower I, Suite 200
Midland, Texas 79701

> **Re:** **Parsley Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **Response dated May 7, 2014**
> **File No. 333-195230**

Dear Mr. Roberts:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 50 (as provided supplementally on May 7, 2014)

1. Based on the newly provided estimated midpoint, it appears that remaining net proceeds will total approximately $258 million. You disclose that these proceeds will be used "for general corporate purposes, including to fund a portion of our exploration and development program." Revise to provide additional details regarding the intended uses for this substantial portion, as we previously requested in comment 9 of our letter to you dated January 17, 2014. For example, please separately break out the amount to be used to fund the exploration and development program. See Item 504 of Regulation S-K.

Oil and Gas Data, page 94

Proved Undeveloped Reserves, page 97

2.   We note your response to prior comment 4 in our letter dated April 24, 2014. Please
        revise to provide disclosure explaining the nature of the $189.5 million of development
        costs incurred in 2013 that did not relate to the development of proved undeveloped
        reserves.

Committees of the Board of Directors, page 116

3.   Please revise to disclose the committee membership information, once it is available.
        See comment 12 from our letter to you dated January 17, 2014.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated and Combined Balance Sheet, page F-4

4.   We note pro forma adjustment (g) for the OGX Acquisition. Please tell us why the
        inclusion of pro forma adjustments are appropriate for this transaction pursuant to Rule
        11-01 of Regulation S-X and, if appropriate, include it in your list of transactions for
        which pro forma financial statements are presented on page F-2. Additionally, it does not
        appear that the related pro forma entries should be included under the "Offering" column
        heading, as this transaction does not appear to be directly attributable to your offering.

Exhibits

5.   We note your response and reissue prior comment 6 from our letter to you dated April 24,
        2014. If the version of the agreement you filed as Exhibit 10.2 is the final executed
        version, please revise the exhibit index to make clear that the agreement as executed
        omits certain schedules and exhibits referenced in the agreement. Similarly, if you intend
        to file exhibit 10.16 pursuant to Item 601(b)(2) of Regulation S-K, please revise the
        exhibit numbering to make this clear and include the information the last sentence of Item
        601(b)(2) requires. In any case, please be sure to include all missing schedules and
        exhibits for all exhibits you file pursuant to Item 601(b)(10) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Matthew Pacey
        Vinson & Elkins LLP